[Letterhead of Monday Ltd]


                                                             November 19, 2002


               Withdrawal of Registration Statement on Form S-1
                       Registration Number 333-91868-01
                         Original Filing July 3, 2002





Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, we hereby withdraw the above referenced Registration Statement (the "Registration Statement") of Monday Ltd, a Bermuda company, Monday SCA, a Luxembourg company and Monday Finance SA, a Luxembourg company, and hereby request that an order consenting to the withdrawal be entered by the Securities and Exchange Commission. The Form S-1 is being withdrawn due to the fact that the PricewaterhouseCoopers Network of Firms agreed to terminate the agreement by which the management consulting and technology services business of PricewaterhouseCoopers would be separated and sold, as described in the S-1, to the public as Monday Ltd. Monday Ltd, Monday SCA and Monday Finance SA further advise the Commission that no securities included in the Registration Statement have been or will be sold or otherwise distributed.

     Your assistance in this matter is greatly appreciated. Please feel free to contact Erik R. Tavzel at

(212) 474-1796 or John T. Owen at (212) 474-1880 with any questions you may have.



                                            Sincerely,

                                            MONDAY LTD,

                                                  by  /s/ Thomas A. Leipzig
                                                      -------------------------
                                                        Thomas A. Leipzig
                                                        Director


                                            MONDAY SCA,

                                                  by  /s/ Thomas A. Leipzig
                                                      -------------------------
                                                        Thomas A. Leipzig
                                                        Director


                                            MONDAY FINANCE SA,

                                                  by  /s/ Thomas A. Leipzig
                                                      -------------------------
                                                        Thomas A. Leipzig
                                                        Director


Securities and Exchange Commission
      450 Fifth Street N.W.
            Washington, D.C. 20549

VIA EDGAR